UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

P3 Health Partners Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

744413105

(CUSIP Number)

Amir Bacchus, M.D.

c/o P3 Health Partners Inc.

2370 Corporate Circle, Suite 300

Henderson, NV 89074

(702) 910-3950

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 744413105	13D	Page 2 of 7 pages

1	Names of Reporting Persons Amir Bacchus
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 20,989,518 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 20,989,518 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,989,518 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.6% (2)
14	Type of Reporting Person IN

(1) Includes (i) 251,298 shares of Class A Common Stock, (ii) 3,758,130 shares of Class V Common Stock and an accompanying equal number of Units of P3 Health Group, LLC, and (iii) warrants to purchase 188,474 shares of Class A Common Stock held by Charlee Co LLC, an entity for which Dr. Bacchus serves as managing member. Dr. Bacchus may be deemed to be a beneficial owner of the securities held by this entity. Also includes 1,768,698 shares of Class V Common Stock and an accompanying equal number of Units of P3 Health Group, LLC being held in escrow following the business combination described below until the resolution of a dispute among the former unitholders of P3 Health Group Holdings, LLC.

(2) Based on 41,578,890 shares of Class A Common Stock and 202,024,923 shares of Class V Common Stock of the Issuer outstanding. The shares of Class V Common Stock and the associated P3 LLC Units are redeemable for the Issuer’s Class A Common Stock on a one-for-one basis, subject to certain restrictions. The Class V Common Stock votes together with the Class A Common Stock as a single class. Dr. Bacchus’s ownership calculated in accordance with Rule 13d-3 under the Act, assuming that all of the shares of Class V Common Stock and P3 LLC Units owned by the Reporting Persons are converted to Class A Common Stock, and that no other shares of Class V Common Stock and P3 LLC Units are converted to Class A Common Stock, is 34.2%.

CUSIP No. 744413105	13D	Page 3 of 7 pages

1	Names of Reporting Persons Charlee Co LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 4,197,902 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,197,902 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,197,902 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.7% (2)
14	Type of Reporting Person OO

(1) Includes 353,739 shares of Class V Common Stock and an accompanying equal number of Units of P3 Health Group, LLC, being held in escrow following the business combination described below until the resolution of a dispute among the former unitholders of P3 Health Group Holdings, LLC. Dr. Bacchus is the managing member of Charlee Co LLC. Dr. Bacchus may be deemed to be a beneficial owner of the securities held by Charlee Co LLC.

(2) Based on 41,578,890 shares of Class A Common Stock and 202,024,923 shares of Class V Common Stock of the Issuer outstanding. The shares of Class V Common Stock and the associated P3 LLC Units are redeemable for the Issuer’s Class A Common Stock on a one-for-one basis, subject to certain restrictions. The Class V Common Stock votes together with the Class A Common Stock as a single class. Charlee Co LLC’s ownership calculated in accordance with Rule 13d-3 under the Act, assuming that all of the shares of Class V Common Stock and P3 LLC Units owned by Charlee Co LLC are converted to Class A Common Stock, and that no other shares of Class V Common Stock and P3 LLC Units are converted to Class A Common Stock, is 9.2%.

CUSIP No. 744413105	13D	Page 4 of 7 pages

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 13, 2021 by the Reporting Persons named therein (the “Original Schedule 13D” and, as amended and supplemented, the “Schedule 13D”). Unless set forth below, all previous Items set forth in the Original Schedule 13D remain unchanged. Capitalized terms used herein and not defined have the meanings given to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented as follows:

As described in Item 4 below, on April 6, 2023, the Reporting Persons purchased an aggregate of 1,256,491 units (the “Units”) from the Issuer for aggregate consideration of approximately $1.5 million, pursuant to the Purchase Agreement (as defined in Item 4 below). The Reporting Persons used cash on hand for these purchases.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented as follows:

Purchase Agreement

On April 6, 2023 (the “Closing Date”), pursuant to the purchase agreement, dated as of March 30, 2023 (the “Purchase Agreement”), by and among the Issuer and the purchasers named therein, including the Reporting Persons (collectively, the “Purchasers”), Dr. Bacchus and Charlee Co LLC purchased from the Issuer 1,005,193 and 251,298 Units, respectively, at a purchase price of approximately $1.1938 per Unit (the “Private Placement”). Pursuant to the Purchase Agreement, each Unit consists of one share of Class A Common Stock and 0.75 of a warrant to purchase one share of Class A Common Stock (the “Common Warrants”). As a result, Dr. Bacchus’s Units consist of 1,005,193 shares of Class A Common Stock and 753,895 Common Warrants, and Charlee Co LLC’s Units consist of 251,298 shares of Class A Common Stock and 188,474 Common Warrants. Each of the Common Warrants has an exercise price of $1.13 per share and is exercisable by the holder at any time on or after the Closing Date. The Common Warrants expire five years following the Closing Date.

Registration Rights Agreement

On April 6, 2023, in connection with the Purchase Agreement, the Issuer entered into a registration rights agreement with the Purchasers (the “Registration Rights Agreement”), pursuant to which, among other things, the Issuer will prepare and file with the Commission, within 30 days of the Closing Date, a registration statement to register for resale the shares of Class A Common Stock issued or issuable upon exercise of the Common Warrants and certain pre-funded warrants. The Issuer also agreed to certain shelf takedown and piggyback registration rights.

CUSIP No. 744413105	13D	Page 5 of 7 pages

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are attached as exhibits to this Schedule 13D and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) and (b) The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 41,578,890 shares of Class A Common Stock and 202,024,923 shares of Class V Common Stock (including shares being held in escrow following the business combination until the resolution of a dispute among the former unitholders of P3 Health Group Holdings) outstanding as of March 15, 2023, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 31, 2023. Class A Common Stock and Class V Common Stock vote together on the election of directors to the Issuer’s board as a single class.

The aggregate number of shares of Class V Common Stock beneficially owned by the Reporting Persons and, for the Reporting Persons, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Dr. Bacchus is the direct beneficial owner of (i) 1,005,193 shares of Class A Common Stock, (ii) 15,032,528 shares of Class V Common Stock and an accompanying equal number of P3 LLC Units (including 1,414,959 shares of Class V Common Stock and an accompanying equal number of P3 LLC Units held in escrow) and (iii) warrants to purchase 753,895 shares of Class A Common Stock that are exercisable within 60 days.

Charlee Co LLC is the direct beneficial owner of (i) 251,298 shares of Class A Common Stock, (ii) 3,758,130 shares of Class V Common Stock and an accompanying P3 LLC Units (including 353,739 shares of Class V Common Stock and an accompanying P3 LLC Units held in escrow) and (iii) warrants to purchase 188,474 shares of Class A Common Stock that are exercisable within 60 days. Dr. Bacchus is managing member of Charlee Co LLC and, as a result, may be deemed to beneficially own the securities held by Charlee Co LLC.

By virtue of the arrangements between the VBC Investors described in this Schedule 13D, Dr. Bacchus and the other VBC Investors may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. Shares beneficially owned by the other VBC Investors are not the subject of this Schedule 13D.

(c)            Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Issuer’s securities during the past 60 days.

CUSIP No. 744413105	13D	Page 6 of 7 pages

(d)            Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported by this Schedule 13D.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Purchase Agreement and the Registration Rights Agreement, and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit Number	Description
Exhibit 10	Securities Purchase Agreement, dated March 30, 2023, by and among P3 Health Partners Inc. and the Purchasers named therein. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 7, 2023).
Exhibit 11	Registration Rights Agreement, dated April 6, 2023, by and among P3 Health Partners Inc. and the Purchasers named therein. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on April 7, 2023).

CUSIP No. 744413105	13D	Page 7 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     April 14, 2023

/s/ Amir Bacchus
Amir Bacchus, M.D.

CHARLEE CO LLC

/s/ Amir Bacchus
Name:	Amir Bacchus, M.D.
Title:	Managing Member